AEM SPA



03 APR 15 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/122/2003/AG/db



BY UPS 03050965

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

April 9, 2003

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding the amendment of the Financial Statements 2002 following the definitive approval of the Law Decree n. 25/2003.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Very truly yours,



Antonella Giacobone
Company Secretary

Encl.

8127 - 2.99

FILE NO. 82-4911





PRESS RELEASE

AEM: THE FINANCIAL STATEMENTS 2002 REFLECT THE POSITIVE EFFECT OF THE ABOLITION OF THE TAX ON HYDRO-ELECTRIC YIELD

Milan, 10th April 2003 – The Board of Directors of AEM has met today, under the chairmanship of Mr Giuliano Zuccoli, to implement all the necessary amendments, in view of the forthcoming Shareholders' Meeting, to the consolidated financial statements of both the AEM Group and AEM SpA, following the definitive approval of the Law Decree No. 25/2003.

With such a decree, the Government had abolished, with a retroactive effect from 1st January 2002, the increase in the cost for gaining access to the network applied to hydro-electric production only for those business concerns that on 16th March 1999 (date of implementation in Italy of the UE Directive for the liberalization of the electricity market) were operating as generators-distributors.
On 18th March this year, on the occasion of the first approval of the 2002 Financial Statements, the Board of AEM had proceeded, even for fiscal purposes, to translate the effects of such an abolition into a reduction in operating costs of 33.6 million Euros. At the same time, however, it had decided to set aside a (fiscally neutral) prudential sum of the same amount, while awaiting the definitive conversion of such a decree into law.
As a result of the cancellation of the above allocation:

- The gross, consolidated operating result of 2002 amounts to 184.5 million Euros, an increase of 11.5% on the previous year;
- Net consolidated profit stands at 112.7 million Euros, a better result too compared to the value reached in 2001 (a 7.2% gain).

A brief summary of the Profit and Loss account and Balance Sheet position of the Group and Aem Spa at 31st December 2002 is provided in the schedules below:

(millions of Euros)	2001	2002	change	% 02/01
Sales	911.4	817.6	(93.8)	(10.3)
Other income and proceeds	201.1	222.9	21.8	10.8
Raw materials and external services	(729.6)	(632.5)	97.1	(13.3)
Labour costs	(109.0)	(105.5)	3.5	(3.2)
Gross opearating margin	**273.9**	**302.5**	**28.6**	**10.4**
Depreciation and allocations	(108.4)	(118.0)	(9.6)	8.9
Operating result	**165.5**	**184.5**	**19.0**	**11.5**
Share of result of companies valued according to the equ	(7.0)	(0.7)	6.3	(90.0)
Net financial costs	(17.8)	(27.7)	(9.9)	55.6
Profit before extraordinary items and tax	**140.7**	**156.1**	**15.4**	**10.9**
Net extraordinary costs	(1.8)	(4.2)	(2.4)	133.3
Profit before tax	**138.9**	**151.9**	**13.0**	**9.4**
Tax for the year	(31.4)	(38.2)	(6.8)	21.7
Minorities	(2.4)	(1.0)	1.4	(58.3)
Net profit	**105.1**	**112.7**	**7.6**	**7.2**

(millions of Euros)	2001	2002
Invested capital		
Net tied-up capital	1,555.1	2,431.8
Working capital	(89.9)	(87.4)
Total invested capital	**1,465.2**	**2,344.4**
Coverage sources		
Net shareholders' equity	**(1,143.9)**	**(1,182.0)**
Total financial position beyond the next financial year	(98.4)	(816.5)
Total fincancial position within the next financial year	(222.9)	(345.9)
Total net financial position	**(321.3)**	**(1,162.4)**
Total coverage sources	**(1,465.2)**	**(2,344.4)**

A brief summary of the Profit and Loss account and Balance Sheet position of the Parent Company AEM S.p.A. at 31st December 2002 is provided in the schedules below:

(millions of Euros)	2001	2002	change	% 02/01
Sales	214.6	21.5	(193.1)	(90.0)
Other income and proceeds	182.7	255.6	72.9	39.9
Raw materials and external services	(273.5)	(161.0)	112.5	(41.1)
Labour costs	(60.3)	(54.2)	6.1	(10.1)
Gross opearating margin	**63.5**	**61.9**	**(1.6)**	**(2.5)**
Depreciation and allocations	(32.7)	(29.7)	3.0	(9.2)
Operating result	**30.8**	**32.2**	**1.4**	**4.5**
Net financial income	17.7	17.3	(0.4)	(2.3)
Profit before extraordinary items and tax	**48.5**	**49.5**	**1.0**	**2.1**
Net extraordinary income/costs	1.6	(1.4)	(3.0)	(187.5)
Profit before tax	**50.1**	**48.1**	**(2.0)**	**(4.0)**
Tax for the year	(14.6)	(14.1)	0.5	(3.4)
Net profit	**35.5**	**34.0**	**(1.5)**	**(4.2)**

(millions of Euros)	2001	2002
Invested capital		
Net tied-up capital	1,985.5	2,338.0
Working capital	19.7	37.7
Total invested capital	**2,005.2**	**2,375.7**
Coverage sources		
Net shareholders' equity	**(1,904.6)**	**(1,863.0)**
Total financial position beyond the next financial year	(9.2)	(289.9)
Total fincancial position within the next financial year	(91.4)	(222.8)
Total net financial position	**(100.6)**	**(512.7)**
Total coverage sources	**(2,005.2)**	**(2,375.7)**